

June 9, 2015

Via E-mail
Charles Obert
Senior Vice-President - Chief Accounting Officer and Corporate Controller
Forest City Enterprises, Inc.
Terminal Tower, 50 Public Square
Suite 1100
Cleveland, Ohio 44113

Re: **Forest City Enterprises, Inc.**
Form 10-K, as amended
Filed February 24, 2015
File No. 001-04372

Dear Mr. Obert:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 2. Properties

Development Pipeline, page 22

1.   In future Exchange Act periodic reports, please disclose the costs incurred as of the end of the reporting period with respect to your projects under construction and clarify whether leasing costs are included in the 'Total Cost' column.

Charles Obert
Forest City Enterprises, Inc.
June 9, 2015
Page 2

Management's Discussion and Analysis of Financial Condition and Results of Operations

FFO, page 47

2.   In arriving at FFO, you start with Net earnings (loss) attributable to Forest City
        Enterprises, Inc. As a result, it appears FFO is actually FFO attributable to Forest City
        Enterprises, Inc. In future periodic filings, please revise your caption to clarify that FFO
        is attributable to Forest City Enterprises, Inc. Additionally, please apply this comment to
        your disclosures of Operating FFO.

Commercial Group, page 50

3.   We note that leases representing 8.23% of your contractual rent from retail leases are
        expiring in 2015. We further note your disclosure regarding the relationship between
        rents on leases that expired in the current reporting period and rents on executed renewals
        or new leases. In future Exchange Act periodic reports, please provide disclosure
        regarding the relationship between market rent and expiring rents.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
       the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
       the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Attorney-Advisor, at (202) 551-3207 or Jennifer Gowetski, Senior Counsel, at (202) 551-3401 with any other questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief